

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of Magna International Inc. (the ''Corporation'') will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada, on Thursday, May 6, 2004, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a) To receive the Annual Report, including the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditor's Report thereon;

(b) To elect directors;

(c) To re-appoint the Auditor, based on the recommendation of the Audit Committee of the Board of Directors, and authorize the Audit Committee to fix the Auditor's remuneration; and

(d) To transact such further or other business or matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 23, 2004 will be entitled to notice of the meeting.

The Annual Report containing the Consolidated Financial Statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Position, a Management Information Circular/ Proxy Statement and a form of proxy are enclosed with this Notice of Annual Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors.

J. BRIAN COLBURN
Secretary

March 29, 2004
Aurora, Ontario

Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the ''Circular'') is furnished to shareholders of Magna International Inc. (the ''Corporation'' or ''Magna'') in connection with the **solicitation by and on behalf of the management** of the Corporation of proxies to be used at the Annual Meeting of Shareholders (the ''Meeting'') of the Corporation to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada, on Thursday, May 6, 2004, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the ''Notice'').

This Circular, the Notice and the accompanying form(s) of proxy are first being mailed on or about March 29, 2004 to shareholders of the Corporation of record as of the close of business on March 23, 2004. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form(s) of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted. In addition, in this Circular a reference to a ''fiscal year'' is a reference to the fiscal or financial year running from January 1 to December 31 of the year stated.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form(s) of proxy.** This right may be exercised either by:

(a) striking out the names of the management nominees where they appear on the front of the applicable form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder; or

(b) by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by a duly authorized officer or attorney thereof.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations:

(a) the principal executive offices of the Corporation at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, addressed to the Secretary of the Corporation; or

(b) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department;

at any time up to and including 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used. A revocation of proxy may also be deposited with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

Only registered holders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a ''Non-Registered Holder'') are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, amongst others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101which is applicable under Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form(s) of proxy and the Corporation's Annual Report (collectively, the ''meeting materials'') to the depository and intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, **Non-Registered Holders who have not waived the right to receive the meeting materials** will either:

(a) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

(b) less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation or Computershare Trust Company of Canada, as described above. This proxy need not be signed by the Non-Registered Holder.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.**

A Non-Registered Holder may revoke a voting instruction form (or proxy) or a waiver of the right to receive the meeting materials given to an intermediary at any time, by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form (or proxy) or a revocation of a waiver of the right to receive the meeting materials that is not received by the intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form(s) of proxy will be voted for or withheld from voting (abstain) on the election of directors and the re-appointment of the Auditor, based on the recommendation of the Audit Committee of the Board of Directors and the authorization of the Audit Committee to fix the remuneration of the Auditor, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election of the management nominees named in this Circular as directors and FOR the re-appointment of Ernst & Young LLP as Auditor of the Corporation and the authorization of the Audit Committee to fix the Auditor's remuneration.

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any other matter to be addressed at the Meeting.

RECORD DATE

The board of directors of the Corporation (the "Board") has fixed the close of business on March 23, 2004 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at the Record Date there were issued and outstanding 95,428,845 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at the Record Date there were issued and outstanding 1,096,509 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 500 votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at the Record Date:

	Class of Shares	Number of Shares	Percentage of Class
Stronach Trust	Class B	726,829 (1)	66.3%
Magna Deferred Profit Sharing Plan (Canada)	Class B	111,444 (2)	10.2%
Alliance Capital Management L.P.	Class A	12,390,722 (3)	13.0%

(1) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by the Stronach Trust. Mr. Frank Stronach, the Chairman, Interim President and Interim Chief Executive Officer of the Corporation, Ms. Belinda Stronach, who resigned as the President and Chief Executive Officer and as a director of the Corporation effective January 20, 2004, and two other members of their family are the trustees of the Stronach Trust. Mr. F. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2) The Magna Deferred Profit Sharing Plan (Canada) is an associate of Mr. F. Stronach who retains the right as Chairman of the Corporation to direct The Canada Trust Company, the trustee of such plan, in regard to voting of such shares.

(3) As described in a Report filed under National Instrument 62-103 dated January 20, 2004 by the shareholder disclosing the number of Class A Subordinate Voting Shares of the Corporation controlled as of December 31, 2003.

The Corporation has been advised that the Stronach Trust intends to vote its Class B Shares FOR the election of the management nominees named in this Circular as directors of the Corporation and FOR the re-appointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee of the Board to fix the Auditor's remuneration.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditor's Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor's Report are included in the Corporation's 2003 Annual Report which is being mailed to shareholders with the Notice and this Circular.

BOARD OF DIRECTORS

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of five (5) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on September 17, 1992 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors currently is set at twelve (12). The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the twelve (12) persons whose names are set forth below, all of whom are now and have been directors for the periods indicated. **A shareholder may withhold his/her vote from any individual nominee by striking a line through the particular nominee's name in the applicable form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director or management proposes any additional nominee(s), the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares, Class B Shares and Deferred Share Units of the Corporation, and the Class A Subordinate Voting Shares and Class B Shares of its public subsidiaries, Decoma International Inc. (''Decoma''), Intier Automotive Inc. (''Intier'') and Tesma International Inc.

("Tesma"), beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at the Record Date:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class	Deferred Share Units (7)	Tesma Class A Subordinate Voting Shares/ Per Cent of Class	Decoma Class A Subordinate Voting Shares/ Per Cent of Class	Intier Class A Subordinate Voting Shares/ Per Cent of Class
William H. Fike (1)	67	Jun.5/95	None	Consultant and Corporate Director	5,955 (4)	nil	3,559 (4)	nil	nil	nil
Manfred Gingl	55	Jan.14/02	Executive Vice-Chairman	Executive Vice-Chairman of the Corporation and Chairman and Chief Executive Officer, Tesma International Inc. (Manufacturing)	41,864 (4)(10)	nil	nil	112,538 (4)(10)	267,510 (4)(10)	121,915/1.9% (10)
Michael D. Harris (2)	59	Jan.7/03	None	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)	nil	nil	468 (4)	nil	nil	nil
Edward C. Lumley (2) (3)	64	Dec.7/89	None	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	3,202 (4)	nil	nil	1,000 (4)	1,000 (4)	2,288 (4)
Klaus Mangold	60	Feb.26/04	None	Corporate Director	nil	nil	nil	nil	nil	nil
Karlheinz Muhr	47	Mar.8/99	None	Managing Director, Credit Suisse First Boston (Investment Banking)	943 (4)	nil	6,048 (4)	nil	nil	nil
Gerhard Randa	59	Jul.19/95	None	Member of the Management Board and Chief Operating Officer, Bayerische Hypo-und vereinsbank AG (Investment and Corporate Banking)	1,202 (4)	nil	2,334 (4)	nil	nil	nil
Donald Resnick (1) (5)	76	Feb.25/82	None	Corporate Director	1,202 (4)	nil	nil	nil	2,000 (4)	1,000 (4)
Royden R. Richardson (1) (2) (5)	50	Oct.3/90	None	President, RBQ Limited and Managing Director, Fairlane Asset Management Limited (Investments)	11,202 (4)	nil	nil	nil	nil	nil
Frank Stronach	71	Dec.10/68	Chairman of the Board, Interim President and Interim Chief Executive Officer	Partner, Stronach & Co. (Consultant)	nil (8)	726,829/66.3% (6)(8)(9)	nil	nil (11)	29,638,397/57.4% (12)	nil (13)
Franz Vranitzky	66	Jun.11/97	None	Corporate Director	1,067 (4)	nil	nil	nil	nil	nil
Siegfried Wolf	46	Mar.8/99	Executive Vice-Chairman	Executive Vice-Chairman of the Corporation, Chairman of the Supervisory Board, Magna Steyr and Chairman, Decoma International Inc. (Manufacturing)	59,910 (4)	nil	nil	103,948 (4)	277,510 (4)	131,915/2.0%

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Lead Director of the Board of Directors.

(4) These shares represent less than 1% of the class.

(5) Member of the Health and Safety and Environmental Committee.

(6) An associate of Mr. F. Stronach and Ms. Stronach, the Stronach Trust, holds an aggregate of 726,829 Class B Shares.

(7) These are deferred share units credited to participating directors pursuant to the Non-Employee Director Share-Based Compensation Plan (see "Compensation of Directors and Executive Officers — Directors' Compensation" below). Each unit reflects the market price of the Corporation's Class A Subordinate Voting Shares, including accrued dividends, when paid out to a participating director following his/her departure from the Board.

(8) The Magna Deferred Profit Sharing Plan (Canada) (the "Canadian Plan") is an associate of Mr. F. Stronach which held 2,480,535 Class A Subordinate Voting Shares and 111,444 Class B Shares as at the Record Date. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. F. Stronach as Chairman of the Corporation retains the right to direct the trustee in regard to voting and disposing of the shares in such Plan. The Employees Deferred Profit Sharing Plan (U.S.) (the "U.S. Plan") is an associate of Mr. F. Stronach, who is one of three trustees of the U.S. Plan, which held 1,684,848 Class A Subordinate Voting Shares as at the Record Date. Mr. F. Stronach (and formerly Ms. Stronach who previously resigned as a trustee of the U.S. Plan) were not and are not beneficiaries of either Plan.

865714 Ontario Inc. ("865714") was incorporated to provide a continuing separate vehicle for the acquisition of Magna shares and the sale thereof to members of Magna management. Pursuant to a unanimous shareholder agreement, Magna has the right to direct 865714 in regard to disposing of any Magna shares held by 865714. Mr. F. Stronach (and formerly Ms. Stronach) were not and are not shareholders of 865714. 865714 owned 91,740 Class B Shares as of the Record Date.

Taking into account the Magna shares held by the Canadian Plan, the U.S. Plan and 865714, as applicable, as at the Record Date, Mr. F. Stronach (and formerly Ms. Stronach) (through the Stronach Trust, an associate of Mr. F. Stronach and of Ms. Stronach) and these associates control approximately 72.9% of the votes carried by the Class A Subordinate Voting Shares and Class B Shares in the case of Mr. F. Stronach.

(9) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by an associate of Mr. F. Stronach and of Ms. Stronach, the Stronach Trust. Mr. F. Stronach and Ms. Stronach and two other members of their family are the trustees of the Stronach Trust. Mr. F. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(10) 40,000 of the Class A Subordinate Voting Shares of Tesma held by Mr. Gingl are owned by Wahlheim Capital Inc., a company controlled by Mr. Gingl. 51,474 of the Class A Subordinate Voting Shares of Tesma and all of the Class A Subordinate Voting Shares of the Corporation, Decoma and Intier are held by 1593057 Ontario Inc., which in turn is directly owned by the Gingl Family Trust of which Mr. Gingl is one of several potential beneficiaries. 20,623 of the Class A Subordinate Voting Shares of Tesma are held in a registered retirement savings plan, of which Mr. Gingl is the beneficial owner, and 441 of the Class A Subordinate Voting Shares of Tesma are held by Mr. Gingl directly.

(11) This figure excludes the 14,223,900 Class A Subordinate Voting Shares of Tesma issuable on conversion by the Corporation of its 14,223,900 directly and indirectly owned Class B Shares of Tesma. The Corporation is controlled by the Stronach Trust, an associate of Mr. F. Stronach and of Ms. Stronach.

(12) 29,638,397 Class A Subordinate Voting Shares of Decoma are owned directly and indirectly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and of Ms. Stronach. This figure excludes the 31,909,091 Class A Subordinate Voting Shares of Decoma issuable on conversion by the Corporation of its 31,909,091 directly and indirectly owned Class B Shares and the Class A Subordinate Voting Shares issuable on conversion of its Convertible Series Preferred Shares of Decoma.

(13) This figure excludes the 42,751,938 Class A Subordinate Voting Shares of Intier issuable on conversion by the Corporation of its 42,751,938 directly and indirectly owned Class B Shares and the Class A Subordinate Voting Shares issuable on conversion of its Convertible Series Preferred Shares of Intier. The Corporation is controlled by the Stronach Trust, an associate of Mr. F. Stronach and of Ms. Stronach.

All of the management nominees were elected to their present terms of office by the shareholders of the Corporation at the Annual Meeting of Shareholders held on May 8, 2003 with the exception of Dr. Mangold who was elected to the Board on February 26, 2004. Prior to being elected to the Board, Dr. Mangold was a member of the Management Board of DaimlerChrysler AG until his resignation on December 16, 2003 and he has been a corporate director and a consultant since that date.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (24 persons) owned beneficially or exercised control or direction over 4,368,426 Class A Subordinate Voting Shares, or approximately 4.6% of the class, and 930,013 Class B Shares, or approximately 84.8% of the class, as at the Record Date. See also ''Voting Securities and their Principal Holders''.

Board

The Board oversees the business and affairs of the Corporation and acts through regularly scheduled Board meetings which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning meeting is held each year. There were nine (9) meetings of the Board during fiscal 2003. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through Committee meetings.

Mr. Edward C. Lumley was appointed as the Lead Director effective March 20, 2003, following the resignation of Mr. W. G. Davis as a Director and as Lead Director of the Board effective December 23, 2002.

See ''Statement of Corporate Governance Practices'' below and the ''Statement of Corporate Governance Practices-TSX Guidelines'' attached as Schedule B for a full description of the governance activities of the Board, the responsibilities of the Lead Director and the Board's affirmative determination regarding the ''unrelated'' directors and their ''independence''.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Health and Safety and Environmental Committee and the Corporate Governance and Compensation Committee. From time to time the Board has established special committees composed entirely of directors who are ''unrelated'' under The Toronto Stock Exchange (the ''TSX'') Guidelines for effective corporate governance referenced in Sections 472 to 474 of the TSX Company Manual (the ''TSX Guidelines'') and who are ''independent'' under the new Listing Standards of the New York Stock Exchange (the ''NYSE Listing Standards''), to review and make recommendations on specific matters. A special committee was established in January 2003 to review the spin-off of MI Developments Inc. (''MID''), which was the Corporation's real estate division prior to the spin-off. This special committee presented its report to the Board on July 7, 2003 and the spin-off was completed on September 2, 2003. The Audit Committee and the Corporate Governance and Compensation

Committee each operate pursuant to a charter (mandate) (see ''Audit Committee and Audit Committee Report'' and ''Compensation of Directors and Executive Officers — Corporate Goverance and Compensation Committee'' below) and the Health and Safety and Environmental Committee operates pursuant to written guidelines set out in its authorizing resolution. The Corporation does not have an Executive Committee. Other committees are established by the Board from time to time as circumstances require.

The Audit Committee is composed of Messrs. D. Resnick (Chairman), W. H. Fike and R. R. Richardson. See ''Audit Committee and Audit Committee Report'' below. Mr. Karlheinz Muhr resigned as an Audit Committee member effective November 5, 2003 and was replaced by Mr. Fike.

The Health and Safety and Environmental Committee, composed of Messrs. D. Resnick (Chairman) and R. R. Richardson (both of whom are considered by the Board to be ''unrelated'' under the TSX Guidelines and have been affirmatively determined by the Board to be ''independent'' under the new NYSE Listing Standards), operates under written guidelines set out in its authorizing resolution and works directly with the Corporation's environmental and human resources management on environmental and health and safety matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. During 2003 the committee met quarterly to review significant issues in each area with environmental and human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes (if any) to the Policy.

The Corporate Governance and Compensation Committee, composed of Messrs. E. C. Lumley (Chairman), M. D. Harris and R. R. Richardson (all of whom are considered by the Board to be ''unrelated'' under the TSX Guidelines and have been affirmatively determined by the Board to be ''independent'' under the new NYSE Listing Standards), operates under applicable law in addition to its written charter (mandate). Pursuant to the new Corporate Governance and Compensation Committee Charter, which was approved by the Board on February 26, 2004, this Committee: develops the Corporation's system of and overall approach to, assesses the Board's approach to and makes recommendations to the Board regarding corporate governance; reviews and makes recommendations to the Board with respect to compensation and benefits for senior officers of the Corporation, including the Chief Executive Officer's compensation; reviews and makes recommendations to the Board regarding incentive compensation and equity-based plans; administers those functions delegated to it by the Board in respect of the Amended and Restated Incentive Stock Option Plan (the ''Stock Option Plan''); administers the Pension Plan for Canadian Employees (the ''Canadian Pension Plan''); reviews and makes recommendations to the Board with respect to succession planning; and from time to time reviews and makes recommendations to the Board regarding certain related party matters. There were six (6) meetings of this committee during fiscal 2003. See ''Compensation of Directors and Executive Officers — Corporate Governance and Compensation Committee'' and ''Report on Executive Compensation'' below.

See Items 2 and 3 of the ''Statement of Corporate Governance Practices — TSX Guidelines'' attached as Schedule B for a discussion relating to the Board's affirmative determination regarding the ''unrelated'' directors and their ''independence''.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee, pursuant to the Corporation's by-laws and its written charter (mandate), provides assistance to the Board in fulfilling its oversight responsibilities to the Corporation's shareholders with respect to the integrity of the Corporation's financial statements and reports and financial reporting process. The Committee: is directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, annually reviews the independent Auditor's independence and makes recommendations to the shareholders as to the appointment or re-appointment of the independent Auditor; approves all audit, audit-related, tax related and permitted non-audit fees and services; satisfies itself that the Corporation has an adequate and effective system of internal financial and accounting controls; reviews the selection, use and application of accounting principles and practices; reviews and approves the objectives and general scope of the external audit; assesses the Corporation's material risk exposures; reviews all material off-balance sheet transactions; establishes procedures for and receives complaints from employees of the Corporation on a confidential basis; is responsible for the Corporation's Internal Audit Department; and reviews and reports to the Board its recommendations in respect of the quarterly and annual financial results of the Corporation and the related Management's Discussion and Analysis of Results of Operations and Financial Position as well as guidance (if any).

The committee also annually reviews and reassesses the adequacy of its written charter (mandate). The committee revised its existing charter (mandate) in December 2003 to incorporate the audit related provisions of the new NYSE Listing Standards and all of the audit related rules of the United States Securities and Exchange Commission (the ''SEC'') arising under the Sarbanes-Oxley Act of 2002 (''SOX''), including Rule 10A-3 of the Securities Exchange Act (''Rule 10A-3''). The revised charter (mandate) is attached to this Circular as Schedule A.

The committee met seven (7) times during fiscal 2003 with management, representatives of the Auditor and representatives of the Corporation's Internal Audit Department, both together and separately in each case.

All members of the committee are considered by the Board to be ''unrelated'' under the TSX Guidelines and have been affirmatively determined by the Board to be ''independent'' under both the new NYSE Listing Standards and under the SEC rules under SOX, including Rule 10A-3. The Board also considers each committee member to be ''financially literate'', and the Chairman of the committee to be a ''financial expert'', within the meaning of the SEC rules under SOX.

See ''Statement of Corporate Governance Practices'' below.

Auditor Independence

The committee has discussed with the Auditor its independence from management and the Corporation and has considered whether the provision of non-audit services is compatible with maintaining the Auditor's independence. Fees paid to the Auditor for services provided in fiscal 2003 and fiscal 2002 were as follows:

	Fiscal 2003	Fiscal 2002
Audit services (1)	$5,724,500	$4,867,500
Audit-related services (2)	491,700	271,400
Tax services (3)	3,576,900	2,379,200
Other services (4)	19,300	nil

(1) This category is intended to capture all fees in respect of services performed in order to comply with generally accepted auditing standards (''GAAS''). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2) This category generally consists of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to M&A, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The audit-related services actually provided by the Auditor in respect of fiscal 2002 and 2003 consisted of benefit plan audits.

(3) This category includes all fees paid in respect of services performed by the Auditor's tax professionals, except those services required in order to comply with GAAS which are included under ''Audit services''. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2003 and fiscal 2002 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

(4) This category captures fees in respect of all services not falling under any of the foregoing categories.

Effective for fiscal 2003, the committee established a process for the review and pre-approval of all services and related fees to be paid to the Auditor.

Audit Committee Report

In connection with the Consolidated Financial Statements and MD&A for the financial year ended December 31, 2003, the committee has (1) reviewed and discussed the audited Consolidated Financial Statements and MD&A with senior management, (2) discussed with the Auditor the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended, (3) received and reviewed with the Auditor the written disclosures and related letter from the Auditor required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditor the independence of the Auditor as auditor of the Corporation and (4) reviewed with the Auditor its Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an auditor report thereon. The committee's responsibility is to monitor and oversee these processes in accordance with its charter (mandate).

Based on these reviews and discussions and a review of the Audit Report, the committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in the Corporation's Annual Report, the Management's Discussion and Analysis of Results of Operations and Financial Position and the other forms and reports required to be filed with the applicable Canadian securities commissions, the SEC and applicable stock exchanges in respect of the financial year ended December 31, 2003.

The foregoing report is dated as of March 22, 2004 and is submitted by the Audit Committee of the Board:

Donald Resnick (Chairman)   William H. Fike   Royden R. Richardson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the last three completed financial years by the individuals who were as at December 31, 2003, the Chief Executive Officer and the four other most highly compensated executive officers, including the Chief Financial Officer (collectively the ''Named Executive Officers''), as well as the Chairman of the Board of the Corporation.

Name and Principal Position	Fiscal Year (2)	Annual Compensation (1)			Long-Term Compensation Awards		All Other Compensation (1)
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (3)	Restricted Shares or Restricted Share Units (1)	
Frank Stronach Chairman of the Board	2003	$200,000	nil	$1,500,000(4)(5)	nil	nil	$34,500,000 (7)
	2002	200,000	nil	1,500,000(4)(5)	nil	nil	31,500,000 (7)
	2001	200,000	nil	1,500,000(4)(5)	750,000 Intier options (6)	nil	31,500,000 (7)
Belinda Stronach (8) President and Chief Executive Officer	2003	$110,500	$4,816,720	(5)	175,000(19)	nil	nil
	2002	110,500	3,957,470	(5)	175,000	nil	nil
	2001	110,500	1,648,270	(5)	100,000	nil	nil
Manfred Gingl (9) Executive Vice-Chairman	2003	$110,500	$4,214,630	Cdn.$5,195,000(5)(10)	nil	$4,581,986(11)	nil
	2002	125,325	3,310,680	(5)	nil	nil	nil
	2001	Cdn.$227,442	Cdn.$1,404,960	(5)	nil	nil	nil
Siegfried Wolf (12) Executive Vice-Chairman	2003	$100,000	$4,214,630	Cdn.$660,000/$3,225,000(5)(10)	nil	$4,724,138(15)	nil
	2002	100,000	4,186,790	(5)	10,000 Intier options and 10,000 Decoma options (13)	nil	$708,650 (16)
	2001	100,000	3,073,200	(5)	150,000 and 50,000 Intier options (14)	nil	507,200 (16)
Vincent J. Galifi Executive Vice-President and Chief Financial Officer	2003	$110,500	$2,107,320	Cdn.$1,110,000(5)(10)	nil	$1,002,804(17)	nil
	2002	110,500	1,881,530	(5)	140,000	nil	nil
	2001	110,500	1,420,230	(5)	100,000	nil	nil
Tommy Skudutis (18) Executive Vice-President, Operations	2003	$110,500	$1,505,230	(5)	55,000(19)	nil	nil
	2002	110,500	1,343,950	(5)	125,000	nil	nil
	2001	110,500	1,264,630	(5)	25,000	nil	nil

(1) All amounts for fiscal 2001, fiscal 2002 and fiscal 2003 were paid or are payable in U.S. dollars. All amounts shown are in U.S. dollars except as otherwise indicated.

(2) 2003 or fiscal 2003 refers to the financial or fiscal year running from January 1, 2003 to December 31, 2003. 2002 or fiscal 2002 refers to the financial or fiscal year running from January 1, 2002 to December 31, 2002. 2001 or fiscal 2001 refers to the financial or fiscal year running from January 1, 2001 to December 31, 2001.

(3) These are options issued by the Corporation unless otherwise indicated.

(4) This amount is not compensation but represents the fee paid to Mr. F. Stronach personally by an Austrian subsidiary of the Corporation for business development and other services provided by Mr. Stronach in Austria. See ''Report on Executive Compensation'' and ''Interests of Management and Other Insiders in Certain Transactions'' below.

(5) Perquisites and other personal benefits did not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers and the Chairman of the Board.

(6) This represents options granted by Intier during fiscal 2001 following review and approval by the outside members of the Intier Board of Directors to Stronach & Co (''SCo''), an associate of Mr. F. Stronach, to purchase 750,000 Class A Subordinate Voting Shares of Intier as compensation for services to be rendered by SCo to Intier pursuant to a consulting agreement between them. See ''Stock Option Plans, Grants and Exercises'' below.

(7) This amount is not compensation but represents the fee paid to SCo, an associate of Mr. F. Stronach, by the Corporation for business development and other services provided by SCo to certain non-Austrian European subsidiaries of the Corporation. See ''Report on Executive Compensation'' and ''Interests of Management and Other Insiders in Certain Transactions'' below.

(8) Ms. Stronach became Vice-Chairman and Chief Executive Officer of the Corporation on February 21, 2001, prior to which Ms. Stronach served as an Executive Vice-President of the Corporaton. She became President of the Corporation, in addition to her position as Chief Executive Officer, immediately following the resignation of Mr. Nicol as President and Chief Operating Officer on January 14, 2002. She resigned as a director and as President and Chief Executive Officer of the Corporation effective January 20, 2004.

(9) Mr. Gingl became a Vice-Chairman and a director on January 14, 2002, became an employee of the Corporation effective February 14, 2002 and was appointed as an Executive Vice-Chairman on May 9, 2002. He also continues in his role as Chief Executive Officer and acts as the Chairman of the Board and a director of Tesma, but ceased to be an employee of Tesma effective on February 14, 2002. For fiscal 2002 his compensation reflects the aggregate of the amounts paid by Tesma and the Corporation.

(10) This amount was paid as a special bonus in fiscal 2003 in addition to the annual profit-sharing bonus.

(11) The restricted shares acquired by Mr. Gingl include 267,510 Decoma Class A Subordinate Voting Shares, 121,915 Intier Class A Subordinate Voting Shares, 51,474 Tesma Class A Subordinate Voting Shares and 41,864 Class A Subordinate Voting Shares of the Corporation. The value shown represents the difference between the closing market price on the TSX on the date acquired less the consideration paid by Mr. Gingl for the restricted shares. The purchase price paid by Mr. Gingl was at a discount from the closing market price on the TSX at the time of purchase, as established by an independent valuator, which represented the fair market value of the shares considering the nature and duration of the restrictions. The aggregate value of the restricted shares was $9,446,300 based on closing prices on December 31, 2003 for Class A Subordinate Voting Shares of the Corporation on the NYSE ($80.05) and the Class A Subordinate Voting Shares of Decoma ($10.30), Intier ($17.89) and Tesma ($22.51) on NASDAQ.

(12) Mr. Wolf is employed by European subsidiaries of the Corporation. He became Vice-Chairman and a director of the Corporation on March 8, 1999 and continued in his role as President, Magna Europe. Mr. Wolf resigned as Vice-Chairman of the Corporation and as President, Magna Europe on February 21, 2001 to become President and Chief Executive Officer of the Corporation's new Magna Steyr group. Following his resignation as President and Chief Executive Officer of the Magna Steyr Group, he was reappointed as a Vice-Chairman of the Corporation on January 14, 2002 and as an Executive Vice-Chairman on May 9, 2002. Mr. Wolf also acts as Chairman of the Supervisory Board of Magna Steyr and as Chairman of the Board of Decoma International Inc.

(13) In fiscal 2002 Mr. Wolf received options to purchase 10,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan on becoming a director of Intier and options to purchase 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan on becoming a director of Decoma. See ''Stock Option Plans, Grants and Exercises'' below.

(14) In fiscal 2001 Mr. Wolf received options to purchase 50,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan. See ''Stock Option Plans, Grants and Exercises'' below.

(15) The restricted shares acquired by Mr. Wolf include 267,510 Decoma Class A Subordinate Voting Shares, 121,915 Intier Class A Subordinate Voting Shares, 102,948 Tesma Class A Subordinate Voting Shares and 27,910 Class A Subordinate Voting Shares of the Corporation. The value shown represents the difference between the closing market price on the TSX on the date acquired less the consideration paid by Mr. Wolf for the restricted shares. The purchase price paid by Mr. Wolf was at a discount from the closing market price on the TSX at the time of purchase, as established by an independent valuator, which represented the fair market value of the shares considering the nature and duration of the restrictions. The aggregate value of the restricted shares was $9,487,970 based on closing prices on December 31, 2003 for Class A Subordinate Voting Shares of the Corporation on the NYSE ($80.05) and the Class A Subordinate Voting Shares of Decoma ($10.30), Intier ($17.89) and Tesma ($22.51) on NASDAQ.

(16) This represents the amounts credited to Mr. Wolf's phantom stock account of $507,200 in respect of fiscal 2001 in the form of 7,978 units of notional Class A Subordinate Voting Shares and a payment of $708,650 made in fiscal 2002 representing the difference between the applicable amounts credited in respect of fiscal 1999 to 2001 (total of $1,425,498) and the payout in the amount of $2,134,138 made in 2002.

These amounts were credited pursuant to an agreement supplemental to Mr. Wolf's employment contracts which created a phantom stock account to which phantom Class A Subordinate Voting Share units were annually credited subsequent to the completion of each financial year of the Corporation for a term which commenced on January 1, 1999 and was originally to end on December 31, 2008. Each annual credit was calculated based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation for each such year divided by the 20 day weighted average closing price of Class A Subordinate Voting Shares on the NYSE during the last 20 trading days in December of such year. Class A Subordinate Voting Share credits to the account were also made annually based on the dividends paid by the Corporation during the applicable financial year calculated using the same price formula. This agreement was terminated in March 2002 with effect from December 31, 2001 and a payment of $2,134,148 was made to Mr. Wolf equal to the product of $68.55 (the weighted average closing price of Class A Subordinate Voting Shares of the Corporation on the NYSE for the 20 trading days preceding the effective date of termination) and the number of phantom units in his account.

(17) The restricted shares acquired by Mr. Galifi include 53,502 Decoma Class A Subordinate Voting Shares, 24,383 Intier Class A Subordinate Voting Shares, 20,590 Tesma Class A Subordinate Voting Shares and 5,582 Class A Subordinate Voting Shares of the Corporation. The value shown represents the difference between the closing market price on the TSX on the date acquired less the consideration paid by Mr. Galifi for the restricted shares. The purchase price paid by Mr. Galifi was at a discount from the closing market price on the TSX at the time of purchase, as established by an independent valuator, which represented the fair market value of the shares considering the nature and duration of the restrictions. The aggregate value of the restricted shares was $1,897,600 based on closing prices on December 31, 2003 for Class A Subordinate Voting Shares of the Corporation on the NYSE ($80.05) and the Class A Subordinate Voting Shares of Decoma ($10.30), Intier ($17.89) and Tesma ($22.51) on NASDAQ.

(18) Mr. Skudutis became Executive Vice-President, Operations of the Corporation on May 16, 2001, prior to which he served as the President and, before that, the Vice-President, Operations of the Cosma International Group of the Corporation.

(19) These options were granted to Ms. Stronach and Mr. Skudutis on January 8, 2003 in respect of fiscal 2002. An additional 100,000 options were granted to Ms. Stronach and an additional 25,000 options were granted to Mr. Skudutis on December 24, 2003 in respect of fiscal 2003.

Stock Option Plans, Grants and Exercises

The Stock Option Plan was originally adopted by the shareholders of the Corporation on December 10, 1987. At the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, the Stock Option Plan was further amended and restated which enabled the Board to provide incentive stock options and stock appreciation rights in respect of Class A Subordinate Voting Shares to consultants as well as to eligible officers and employees of the Corporation and its subsidiaries. These amendments also provided for the grant of options for 5,000 Class A Subordinate Voting Shares of the Corporation to outside directors upon their election as a director of the Corporation as well as upon the completion of every five (5) year period of continuous service. See ''Directors' Compensation'' below.

The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is 6,000,000 Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the

Class A Subordinate Voting Shares on the TSX or the NYSE (with respect to option grantees residing outside of Canada where the grants are in U.S. dollars) on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined at the time of the grant, and options granted will be for terms not exceeding 10 years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. As at December 31, 2003 options to purchase an aggregate of 3,046,450 Class A Subordinate Voting Shares at prices ranging from Cdn.$50.77 to Cdn.$105.05 per share were issued and unexercised under the Corporation's Stock Option Plan. Vesting periods range from 4 to 7 years, with the expiration dates ranging from May 13, 2006 to December 31, 2012. Options to purchase an aggregate 1,811,050 Class A Subordinate Voting Shares have been previously exercised and options to purchase an aggregate 1,142,500 Class A Subordinate Voting Shares remain available for grant under the Stock Option Plan as at December 31, 2003. As a result of the spin-out of MID on September 2, 2003 the exercise prices for all outstanding options were reduced by $8.65 (Cdn.$11.98) in the case of options exercised in U.S. and Canadian dollars respectively in accordance with the anti-dilution mechanism prescribed by the TSX.

No stock appreciation rights or options to purchase securities of the Corporation or its subsidiaries were granted to any of the Named Executive Officers or the Chairman of the Board during fiscal 2003, except as disclosed in the following table:

Option Grants During the 2003 Fiscal Year (1)					
Name	Number of Securities Under Option	% of Total Options Granted to Employees in 2003 Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiration Date
Belinda Stronach	75,000 Magna (2) 100,000 Magna (3)	29.91%	Cdn.$ 81.19 (4) Cdn.$105.05	Cdn.$ 93.17 Cdn.$105.05	December 31, 2012 December 31, 2010
Tommy Skudutis	30,000 Magna (2) 25,000 Magna (3)	9.40%	Cdn.$ 81.19 (4) Cdn.$105.05	Cdn.$ 93.17 Cdn.$105.05	December 31, 2012 December 31, 2010

(1)   Class A Subordinate Voting Shares are the only securities of the Corporation for which options have been granted under the Corporation's Stock Option Plan.

(2)   A grant of options to two of the Named Executive Officers for Class A Subordinate Voting Shares of the Corporation was made on January 8, 2003 in respect of services performed in fiscal 2002, at an exercise price equal to the previous trading day's closing price (Cdn.$93.17) on the TSX. These options are exercisable as to 20% on the date of grant and 20% on each of December 31, 2003, 2004, 2005 and 2006 and expire on December 31, 2012.

(3)   A grant of options to two of the Named Executive Officers for Class A Subordinate Voting Shares of the Corporation was made on December 24, 2003 in respect of services performed in fiscal 2003, at an exercise price equal to the previous trading day's closing price (Cdn.$105.05) on the TSX. These options are exercisable as to 20% on the date of grant and 20% on each of December 31, 2004, 2005, 2006 and 2007 and expire on December 31, 2010.

(4)   As a result of the distribution of all of the shares of MID to the shareholders of the Corporation immediately following the close of business on August 29, 2003, the exercise price of the Optioned Shares granted on January 8, 2003 were reduced from Cdn.$93.17 to Cdn.$81.19.

The following table provides certain information with respect to options for securities of the Corporation and its subsidiaries exercised by the Named Executive Officers and the Chairman of the Board during fiscal 2003 as well as the fiscal 2003 year end option values of all options for securities of the Corporation and its subsidiaries granted to such persons up to December 31, 2003:

Aggregate Option Exercises During the Fiscal Year Ended December 31, 2003 and 2003 Fiscal Year End Option Values (1)						
			Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003 (2)(3)	
Name	Securities Acquired on Exercise	Aggregate Value Realized on Exercise	Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Stronach (4)	100,000	$2,011,000	100,000 500,000 Intier 200,000 Tesma	nil 250,000 Intier 100,000 Tesma	Cdn.$4,102,000 $2,085,000 Cdn.$560,000	nil $1,042,500 Cdn.$280,000
Belinda Stronach (5)	77,750	Cdn.$486,162 $1,135,940	166,000	216,250	Cdn.$2,263,120	Cdn.$2,502,137
Manfred Gingl	nil	nil	160,000 Tesma	40,000 Tesma	Cdn.$520,000	Cdn.$130,000
Siegfried Wolf (6)	22,000	Cdn.$113,500 $454,400	171,000 30,000 Intier	30,000 20,000 Intier	Cdn.$7,194,020 $125,100	Cdn.$1,476,000 $83,400
Vincent J. Galifi	8,350	Cdn.$68,575 $133,500	216,275	76,625	Cdn.$6,334,674	Cdn.$1,367,113
Tommy Skudutis	39,000	Cdn.$114,782 $1,039,460	103,000	93,000	Cdn.$1,259,170	Cdn.$985,900

(1) Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan. In the case of Tesma, Decoma and Intier these options are for their respective Class A Subordinate Voting Shares.

(2) The closing price on December 31, 2003 for Class A Subordinate Voting Shares of the Corporation on the TSX was Cdn.$104.04 and on the NYSE was $80.05.

(3) The closing prices on December 31, 2003 for the Class A Subordinate Voting Shares of Tesma on the TSX and NASDAQ were Cdn. $29.25 and $22.51, respectively. The closing prices on December 31, 2003 for the Class A Subordinate Voting Shares of Decoma on the TSX and NASDAQ were Cdn. $13.28 and $10.30, respectively. The closing prices on December 31, 2003 for the Class A Subordinate Voting Shares of Intier on the TSX and NASDAQ were Cdn. $23.06 and $17.89, respectively.

(4) Does not include options granted to SCo, an associate of Mr. F. Stronach, to purchase 750,000 Class A Subordinate Voting Shares of Decoma at an exercise price of Cdn.$13.55, all of which are vested, none of which have been exercised and none of which are in-the-money. The 750,000 Intier options, the 300,000 Tesma options and the 750,000 Decoma options were granted in return for consulting services to be rendered by SCo to Intier, Tesma and Decoma respectively under consulting agreements with each of them.

(5) In 2003, Ms. Stronach surrendered the following options to purchase: (a) 10,000 Class A Subordinate Voting Shares of Intier granted by Intier in 2001 to Ms. Stronach as a director under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 4,000 were exercisable and 6,000 were unexercisable and none of which were in-the-money on the date of surrender; and (b) 10,000 Class A Subordinate Voting Shares of Decoma granted by Decoma in 2001 to Ms. Stronach as a director under the Decoma Incentive Stock Option Plan at an exercise price of Cdn.$10.30, of which 4,000 were exercisable and had a value of Cdn.$13,000 on the date of surrender and 6,000 were unexercisable and had a value of Cdn.$19,500 on the date of surrender.

(6) Does not include options to purchase: 10,000 Class A Subordinate Voting Shares of Intier granted by Intier in 2002 to Mr. Wolf as a director under the Intier Incentive Stock Option Plan at an exercise price of $18.44, of which 6,000 are exercisable and 4,000 are unexercisable, and none of which are in-the-money; and, 10,000 Class A Subordinate Voting Shares of Decoma granted by Decoma in 2002 to Mr. Wolf as a director under the Decoma Incentive Stock Option Plan at an exercise price of Cdn.$16.85, of which 6,000 are exercisable and 4,000 are unexercisable, and none of which are in-the-money.

Pension Plans

None of the executive officers, including the Named Executive Officers and the Chairman, participate in any Corporation provided pension plans, including: the Canadian Pension Plan and the Pension Plan for United States employees (the ''U.S. Pension Plan''), both of which are defined benefit pension plans which were implemented effective January 1, 2001; or the Canadian, U.S., U.K. and Austrian Magna Employee Equity Participation and Profit Sharing Plans, of which the Canadian Plan, the U.S. Plan, the Magna International UK Employees' Deferred Profit Sharing Plan (the ''UK Plan'') and the Magna International Austrian Employees' Share Award Plan (the ''Austrian Plan'') are a part.

Employment Contracts

The Board, on the recommendation of the Corporate Governance and Compensation Committee (formerly the Human Resources and Compensation Committee), during fiscal 2002 approved new employment arrangements with Ms. Stronach effective February 14, 2002 in her role as Chief Executive Officer and President following the resignation of Mr. James Nicol as the President and Chief Operating Officer on January 14, 2002. Ms. Stronach resigned effective January 20, 2004. For fiscal 2003 her employment contract provided for a base salary of U.S. $110,500, an annual cash bonus based on a specified percentage of the Corporation's Pre-tax Profits before Profit Sharing as defined in the Corporate Constitution, the maintenance of the ownership of a minimum number of Magna Class A Subordinate Voting Shares, standard fringe benefits, confidentiality obligations and a twelve (12) month non-solicitation and non-competition obligation. The Corporation was entitled to terminate Ms. Stronach's employment by providing twelve (12) months prior written notice of termination or paying a retiring allowance equal to the base salary and cash bonus (based on the specified percentage of the Corporation's Pre-tax Profits before Profit Sharing) for the full fiscal year ending immediately prior to the date of termination. The retiring allowance could have been paid in a lump sum or in twelve (12) equal monthly instalments at the option of the Corporation. No notice, retiring allowance or other severance payment was required where the Corporation terminates employment for just cause or on Ms. Stronach's voluntary resignation, nor was a payment required to be made in the event of change of control of the Corporation. No payments were made to Ms. Stronach as a result of her resignation other than for her base salary and annual bonus pro-rated for the period from January 1, 2004 to January 20, 2004.

Mr. Gingl became employed by the Corporation effective May 1, 2002, following his appointment as a Vice-Chairman effective January 14, 2002. He assumed the position of Executive Vice-Chairman on May 9, 2002 and is currently employed under an employment contract entered into effective February 14, 2002.

European subsidiaries of the Corporation entered into employment contracts with Mr. Wolf in March, 1999 but effective January 1, 1999 in his role as President, Magna Europe. This employment contract was not replaced when Mr. Wolf became President and Chief Executive Officer of Magna Steyr effective February 21, 2001. He was re-assigned to the position of Vice-Chairman of the Corporation on January 14, 2002 and appointed as Executive Vice-Chairman on May 9, 2002. Mr. Wolf does not currently have an employment contract although the terms and conditions of his employment arrangements have been approved by the Board.

Mr. Skudutis is currently employed under an employment contract entered into effective January 1, 2001 and Mr. Galifi is currently employed under an employment contract entered into effective January 1, 2002.

The employment contracts for Messrs. Galifi, Gingl and Skudutis provide for a base salary of $110,500 and the employment arrangements for Mr. Wolf provide for a base salary of $100,000, together with, in each case, annual cash bonuses based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation as defined in the Corporate Constitution, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-solicitation and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving twelve (12) months advance written notice of termination or by paying a retiring allowance equal to the base salary and cash bonus (based on the allocated percentage of Pre-tax Profits before Profit Sharing) for the full fiscal year ending immediately prior to the date of termination.

In late December 2002 the Corporate Governance and Compensation Committee recommended, and the Board approved, revised terms of employment for Messrs. Galifi, Gingl and Wolf. These terms of employment include the implementation of a long-term incentive arrangement for each of them which involved the sale to each of restricted shares of the Corporation and its public automotive subsidiaries. The restricted shares acquired by them are subject to certain terms, conditions and restrictions described in their respective employment contracts. Ten percent (10%) of the restricted shares will be released to each such individual on January 1, 2007 and on each January 1 thereafter to and including January 1, 2016, subject to certain conditions, provided each individual: (i) remains employed by the Corporation or an affiliate up to the earlier of the date of normal retirement or December 31, 2006, (ii) at any time while employed, the Corporation's capital expenditures have not in each fiscal year, without prior approval of the Board, exceeded a specified amount for such fiscal year, (iii) does not compete with, or disclose confidential information of, the

Corporation, and (iv) devotes his full time and attention to the Corporation's business. If at any time up to and including January 1, 2016 the individual becomes permanently disabled and is unable as a result to perform his or her duties and responsibilities in the normal course of business, 33⅓% of the unreleased restricted shares will be immediately released and an additional 33⅓% will be released on the next two anniversary dates, subject to the continued satisfaction of certain conditions. Upon death, 100% of the restricted shares will be immediately released. In the event an individual reaches normal retirement prior to December 31, 2006, the restricted shares will be released as to 10% on the first anniversary date of retirement and as to 10% on each anniversary date of retirement, subject to the continued satisfaction of certain conditions. The restricted shares will not vest, and any further 10% instalment will be surrendered to the Corporation and not be released, if an individual at any time (i) competes with the business of the Corporation and/or its affiliates, (ii) solicits the employees of the Corporation and/or its affiliates for employment or otherwise or (iii) does not devote his/her full time and attention to the business of the Corporation and/or its affiliates and directly or indirectly owns more than 10% of the equity of an active operating business. Dividends are payable to them during the term with respect to the restricted shares, subject to forfeiture. For a description of the restricted shares acquired by each of them in fiscal 2003, see the ''Summary Compensation Table'' above and the ''Report on Executive Compensation'' below.

The maximum total amount potentially payable by the Corporation pursuant to the outstanding employment contracts for severance is approximately $12.5 million in the aggregate. No notice or severance payment is required for a termination for just cause or on voluntary resignation under any of the preceding employment contracts, nor are payments required to be made in the event of change of control of the Corporation.

Directors' Compensation

Directors who are not employees of the Corporation were paid during fiscal 2003 an annual retainer fee of $50,000, a fee of $1,500 per meeting for attendance at meetings of the Board and its committees, a fee of $2,000 per day for travel days and a fee of $3,000 per day for any additional services. The Lead Director of the Board received a $75,000 annual retainer fee and outside directors who serve on Committees of the Board received an annual retainer fee of $10,000, with the chairman of the Audit Committee and of the Corporate Governance and Compensation Committee receiving an additional $15,000 annual retainer fee and the chairman of the Environmental Committee and any other committee of the Board receiving an additional $8,000 annual retainer fee. Commencing January 1, 2000, outside directors were required to accumulate and then maintain during their term as a director shares of the Corporation having an aggregate value of not less than $75,000. With respect to Mr. F. Stronach, see ''Interests of Management and Other Insiders in Certain Transactions'' below.

In recognition of past service and to more closely align the interests of ''non-management'' directors with the Corporation's shareholders, and pursuant to the amendments to the Stock Option Plan approved by the shareholders at the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, eight (8) of the outside directors have been granted options in respect of 5,000 Class A Subordinate Voting Shares. The options for seven (7) of the outside directors were granted on January 28, 2000 for a term of approximately nine (9) years ending December 31, 2009 at an exercise price of $51.00 (Cdn.$75.00), with 1,000 options vesting on the date of grant and 1,000 on each anniversary of the grant date, subject to accelerated vesting of 1,000 options for each prior year of service as a director of the Corporation. This exercise price exceeded by approximately 20% the TSX closing price on the trading day immediately preceding the date of grant. Mr. Harris was granted options in respect of 5,000 Class A Subordinate Voting Shares on January 7, 2003 upon his election to the Board. These options were granted for a term of approximately ten (10) years ending December 31, 2012 at an exercise price of Cdn.$94.63, with 1,000 options vesting on the date of the grant and 1,000 on each anniversary of the date of grant. As a result of the spin-off of MID on September 2, 2003, the exercise price for the fiscal 2000 director option grants were reduced to $42.35 (Cdn.$63.02) and for Mr. Harris' option grant was reduced to Cdn.$82.65 consistent with the reduction of the option exercise price for all other holders of options for Class A Subordinate Voting Shares of the Corporation at the time. Under the Stock Option Plan each outside director is to receive an additional grant of options for 5,000 Class A Subordinate Voting Shares on the completion of each five (5) year period of continuous service. Any Class A Subordinate Voting Shares received following exercise of any options by a director must be retained by such director until the $225,000 share maintenance requirement described below is met.

Effective January 1, 2000, the Corporation established the Non-Employee Director Share-Based Compensation Plan (the "DSP Plan") which provides for a deferral of up to 100% of an outside director's total annual cash remuneration from the Corporation (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director of the Corporation for any reason. The amounts deferred are reflected in deferred share units allocated under the DSP Plan – i.e. notional units whose value reflects the market price of the Corporation's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit will appreciate (or depreciate) with increases (or decreases) in the market price of the Class A Subordinate Voting Shares of the Corporation. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he/she receives (within a prescribed period of time) a cash payment equal to the then value of his/her accrued deferred share units, net of withholding taxes. Currently Messrs. Fike, Harris, Randa and Muhr have elected to participate in the DSP Plan.

Effective as of January 1, 2004, on the recommendation of the Corporate Governance and Compensation Committee following a review of Board compensation in North America, the Board revised the annual retainer and other fees. No changes were made to the Stock Option Plan or the DSP Plan. The annual retainer fee was raised to $75,000 ($25,000 of which is payable in Class A Subordinate Voting Shares of the Corporation), the Lead Director annual retainer was raised to $200,000 and the retainer fee for outside directors who serve on a Committee of the Board was raised to $25,000, with the retainers for the Chairman of the Audit Committee and Corporate Governance and Compensation Committee being raised to $25,000 and the Chairman of the Health and Safety and Environmental Committee to $10,000. At the same time the value of shares of the Corporation to be maintained by the directors was tripled to $225,000, which represents three times the revised annual retainer fee.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board (the "Committee") is composed of Messrs. E. C. Lumley (Chairman), M. D. Harris and R. R. Richardson, all of whom have been affirmatively determined by the Board to be "independent" under the applicable requirements of the new NYSE Listing Standards and outside and "unrelated" directors under the TSX Guidelines. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the Chairman and the Chief Executive Officer and to review and approve the recommendations of the Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The Committee also has certain other responsibilities, including the administration of the Stock Option Plan and the Canadian Pension Plan, succession planning and other related matters as well as responsibility for corporate governance and various related party matters. See "Board of Directors — Board Committees" above.

Report on Executive Compensation

Magna's unique, entrepreneurial corporate culture has evolved since the Corporation's founding approximately four decades ago. Two key elements of this entrepreneurial culture are the emphasis on decentralization, which provides a high degree of autonomy at all levels of operation, as well as the direct participation in profits. Certain aspects of this culture were formalized in 1984 when the Corporation's shareholders adopted the Corporate Constitution as part of the Corporation's Articles. The Corporate Constitution balances the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies developed since Magna's founding which align employee (including management) and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable Magna to maintain an entrepreneurial environment which encourages productivity, ingenuity and innovation.

It is the Corporation's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply its long established compensation philosophies, which have been essential to its continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Magna organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees (other than Intier, Tesma and Decoma employees, who participate in their own equity participation and profit sharing plans, and those employees who have elected to participate in the Canadian Pension Plan or the U.S. Pension Plan (collectively, the ''Pension Plans'')) participate in ten per cent (10%) of the Employee Pre-Tax Profits before Profit Sharing of the Corporation under the Magna Employee Equity Participation and Profit Sharing Plans. Canadian and US employees who participate in the Pension Plans, participate in six percent (6%) of the Employee Pre-Tax Profits before Profit Sharing under the Magna Employee Equity Participation and Profit Sharing Plans. Managers who are direct profit participators are not eligible to participate in these Plans.

The Committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries.   Base salaries should be at levels generally below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See ''Summary Compensation Table'' above.

Incentive Compensation.   The amount of direct profit participation and therefore the amount of compensation ''at risk'' increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods where profits are also reduced. As a result, senior corporate management (including executive officers) and senior operational managers have an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Variable incentive cash compensation for fiscal 2003 paid to the Named Executive Officers represents more than 93% of each individual's total cash compensation and reflects the financial performance of the Corporation and the overall performance of management during fiscal 2003.

Under the Corporate Constitution the aggregate incentive bonuses paid and payable to ''Corporate Management'' (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits before Profit Sharing for such year.

Long-Term Incentives.   Minimum stock ownership has been required of all direct profit participators (including executive officers) since 1985 in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value.

Following a review with its external compensation consultants, the Committee in fiscal 1998 recommended to the Board the implementation of an ongoing stock option program involving annual grants under the Stock Option Plan to management and other eligible employees as part of total compensation. The Committee believed that, in addition to the existing mandatory stock maintenance program, such a program would assist in retaining such employees by providing them with an opportunity for capital appreciation and would further align their interests with shareholders. As a result of the implementation of this program, options have generally been granted on an annual basis by the Board on the recommendation of the Committee to members of management and eligible employees in respect of each fiscal year based on their individual performance and that of the Corporation during the prior fiscal year, in each case with not less than a four year vesting period. Options for 315,000 Class A

Subordinate Voting Shares were granted to various members of senior management in January 2003 in respect to services provided in fiscal 2002 and options for 40,000 Class A Subordinate Voting Shares were granted to two employees in May 2003. Additional options for 225,000 Class A Subordinate Voting Shares were granted to various members of senior management in December 2003 in respect to services provided in fiscal 2003, but with a reduction in the term from 10 years to 7 years and with the additional requirement that a specified portion of the net after-tax gain upon any exercise was to be retained as Class A Subordinate Voting Shares of the Corporation as part of the ongoing share maintenance requirement for senior management.

During fiscal 2002 the Committee commenced consideration of various arrangements involving equity or equity alternatives which would increase the equity ownership of and encourage potential participants to make a long-term commitment to the Corporation as well as to ensure certain basic corporate principles were followed both during and following employment. After an extensive review with various external tax, legal, accounting and compensation advisors, the Committee recommended to the Board that the Corporation implement a long-term retention arrangement involving the sale of restricted stock of the Corporation and various public subsidiaries of the Corporation to Messrs. Galifi, Gingl and Wolf. The ''unrelated'' members of the Board approved the Committee's recommendations in December 2002 and the Corporation implemented this arrangement for these individuals during fiscal 2003. Under this arrangement, Class A Subordinate Voting Shares of the Corporation and of its public automotive subsidiaries acquired through the Corporation are to be released in equal amounts over a ten (10) year period commencing January 1, 2007, subject to satisfaction of certain restrictions applicable both during the period up to January 1, 2007 and thereafter during the ten (10) year release period. See the ''Summary Compensation Table'' and ''Employment Contracts'' above.

The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality, non-solicitation and non-competition arrangements. Prior to the renewal and/or material amendment of each such contract, the Committee reviews the executive officer's compensation in the context of Magna's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily ''at risk''. As part of its review policy, the Committee also conducts a bi-annual review of total compensation with the assistance of external compensation consultants retained by the Committee using compensation for a comparator group of North American companies as well as its own compensation criteria and overall approach to ensure the continued competitiveness of the Corporation's total compensation and effectiveness in achieving its compensation objectives. The Corporation's external compensation consultants prepared a comparative report in respect of 2003 compensation for various members of senior management using a group of 24 North American companies which have a global business, including four widely held Canadian based companies and 20 U.S. automotive components suppliers or similar industrial component suppliers, adjusted to account for differences in revenues.

Mr. F. Stronach's historical compensation reflects his special position as the Corporation's founder and architect of Magna's unique, entrepreneurial corporate culture. Until February 28, 1994, almost all of Mr. Stronach's compensation had been in the form of variable incentive cash compensation paid to him as part of Magna's Corporate Management. As discussed above, since it was adopted in 1984, the Corporate Constitution has provided for the payment of incentive compensation to Corporate Management of up to 6% of the Corporation's Pre-tax Profits before Profit Sharing in any financial year.

As part of the Corporation's global expansion strategy, Mr. Stronach moved to Europe in early 1994 with the goal of replicating Magna's North American capabilities in Europe. At the time of this move, virtually all of Mr. Stronach's compensation had been variable incentive cash compensation reflecting the continued financial success of the Corporation. For the most recent fiscal year of the Corporation prior to his departure, Mr. Stronach received cash incentive compensation equal to 3% of the Corporation's Pre-tax Profits before Profit Sharing. New consulting arrangements were entered into by certain of the Corporation's European subsidiaries initially with SCo and later with Mr. Stronach as well, under which SCo and Mr. Stronach provided business development and consulting services, including the coordination of global strategies, to certain

European subsidiaries of the Corporation in exchange for annual fees paid by the contracting European subsidiaries. The Committee first reviewed these consulting arrangements during fiscal 1994 and has subsequently reviewed the annual fees payable under the arrangements on an annual basis as well as all amendments to, extensions of and replacements for the arrangements that have occurred since 1994, primarily as a result of various corporate reorganizations. Although the annual consulting fees to SCo and Mr. Stronach are not part of the incentive compensation available to Corporate Management under the Corporate Constitution, these fees have approximated 3% of the Corporation's Pre-tax Profits before Profit Sharing and, if combined with the incentive compensation paid to Corporate Management, have not exceeded the total 6% of Pre-tax Profits before Profit Sharing that is available to Corporate Management under the Corporate Constitution.

Following the annual review conducted by the Committee in fiscal 2003, the consulting arrangements with SCo and Mr. Stronach were extended from December 31, 2002 to December 31, 2003, the annual fee payable by the relevant Austrian subsidiary to Mr. Stronach for fiscal 2003 was continued at $1.5 million and the annual fees payable by the other relevant European subsidiaries to SCo for fiscal 2003 were fixed in advance at $34.5 million. During its review in fiscal 2004, the Committee concluded that the arrangements should be continued but revised to reflect a direct linkage with the Corporation's Pre-tax Profits before Profit Sharing. Also, the Committee took into account the expectations that the Corporation has of Mr. Stronach for 2004. The European expansion and the ongoing operations in Europe have been and continue to be a critical factor in the success that the Corporation has achieved over the past decade; the Corporation relies on the continued contribution in Europe made through the services provided by Mr. Stronach directly and through SCo. But in addition the Corporation is undertaking significant initiatives in North America and elsewhere outside Europe and is looking to Mr. Stronach through his associated consulting firm to make a major contribution to these initiatives. Further, Mr. Stronach has been appointed as interim President and interim Chief Executive Officer of the Corporation. The Committee therefore concluded that a portion of the fees should be paid in North America.

Accordingly, the Committee recommended that the arrangements be extended until December 31, 2004, that the annual fees be set so that they aggregate 3% of the Corporation's Pre-tax Profits before Profit Sharing for fiscal 2004 (of which a minimum $1.5 million would be payable to Mr. Stronach personally for services provided to certain subsidiaries in Austria) and that the total incentive compensation paid to Corporate Management for fiscal 2004, when combined with the fees paid under these consulting arrangements, not exceed the 6% of Pre-tax Profits before Profit Sharing that is available for incentive compensation to Corporate Management under the Corporate Constitution. Further, approximately one-third of the total fees for fiscal 2004 would be payable by the Corporation to Stronach Consulting Corp., an Ontario corporation controlled by Mr. Stronach (''S Consulting Corp.''), for management and consulting services, including the coordination of global strategies, being provided to the Corporation and its affiliates in North America and elsewhere outside Europe. As a result of changing the aggregate annual fees payable to SCo, S Consulting Corp. and Mr. Stronach from a fixed amount to a specified profit participation, the fees will be tied directly to the future profitability of the Corporation, consistent with the variable incentive compensation philosophy set out in the Corporate Constitution.

In recommending these arrangements for fiscal 2004, the Committee recognized the continuing significant and strategic value to Magna of the services to be provided by SCo, S Consulting Corp. and Mr. Stronach directly. The Committee considers that these arrangements are fair and in the best interests of the Corporation and that the fees involved continue to be justified by the value of the services provided. These recommendations have been accepted and are being implemented by SCo, S Consulting Corp., Mr. Stronach and the relevant affiliates of Magna.

The Committee also recognized that Mr. Stronach has business activities unrelated to Magna, but that this does not detract from the quality and value of his continuing contribution to Magna as he continues to make himself available whenever required to carry out the foregoing services to be provided by SCo, S Consulting Corp. and himself to the Corporation and its affiliates.

The material terms and conditions of each of the contractual arrangements described above, including in particular the fees paid during fiscal 2003 and the fees payable for fiscal 2004, were reviewed in detail by the

Committee and, following the recommendations of the Committee, approved by the ''unrelated'' and ''independent'' directors on the Board as being fair and in the best interests of the Corporation.

In addition to the consulting arrangements described above, Mr. Stronach receives a salary for his duties as Chairman of the Corporation at the rate of $200,000 per annum.

See also ''Summary Compensation Table'' above and ''Interests of Management and Other Insiders in Certain Transactions'' below.

Ms. Stronach assumed the role of Chief Executive Officer and Vice-Chairman of the Corporation effective February 21, 2001, assumed the additional role of President effective February 14, 2002 and continued in these positions until her resignation effective January 20, 2004. Following her appointment as Chief Executive Officer and President in early 2002, Ms. Stronach's base salary, incentive compensation, long-term incentives and other compensation referred to in the Summary Compensation Table as well as the other terms and conditions of her employment contract were reviewed, with the assistance of external compensation consultants retained by the Committee, and recommendations made to the Board by the Committee. The ''unrelated'' members of the Board subsequently implemented the Committee's recommendations in December 2002, but with effect from February 14, 2002. The increase in incentive compensation recommended by the Committee reflected the strong financial performance of the Corporation in fiscal 2001 and 2002 when compared to its automotive competitors, including the achievement of record sales, operating income, net income from operations and diluted earnings per share from operations. While the Committee did not change the base salary or incentive compensation for Ms. Stronach in 2003, the Committee did recommend a grant of options for 100,000 Class A Subordinate Voting Shares in respect of fiscal 2003 performance in December 2003. See ''Option Grants During the 2003 Fiscal Year'' and ''Employment Contracts'' above. The option grant for 2003 and existing profit sharing were intended to provide Ms. Stronach with total compensation competitive with the Chief Executive Officers of the Corporation's comparator group. In fiscal 2003 the Corporation's financial performance exceeded that of the 75th percentile of the Corporation's comparator group on return on average assets, annualized earnings per share growth and total shareholder return over a three year period.

Magna believes that its continued strong, profitable growth and strong balance sheet positions it for long-term growth in shareholder value, which justifies competitive financial rewards for executive officers which are principally contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

Edward C. Lumley (Chairman)   Michael D. Harris   Royden R. Richardson

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the yearly total cumulative return (including dividends) for Cdn.$100 invested in Class A Subordinate Voting Shares and Class B Shares on December 31, 1998 with the cumulative return of the S&P/TSX Total Return Composite Index during the five years ended December 31, 1999, 2000, 2001, 2002 and 2003.

Value of Cdn.$100 Invested on December 31, 1998



Fiscal Years	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
Magna Class A	Cdn.$100.00	Cdn.$65.82	Cdn.$71.02	Cdn.$117.13	Cdn.$104.21	Cdn.$144.42
Magna Class B	100.00	80.92	95.47	109.11	104.35	149.33
S&P/TSX Total Return Composite	100.00	131.71	141.47	123.69	108.30	137.25

The total cumulative shareholders' return for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$144.42 and in the Class B Shares was Cdn.$149.33, in each case compared to Cdn.$137.25 for the S&P/TSX Total Return Composite Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates were indebted at any time during fiscal 2003 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities or securities of its subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid. The aggregate amount of indebtedness as at the Record Date to the Corporation and its subsidiaries, incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $2.8 million in the case of present and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Two trusts (the "Trusts") make purchases of Class A Subordinate Voting Shares and Class B Shares from time to time for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan, for transfer to employees in payment of bonuses or for sale to employees. During fiscal 2003, the Trusts borrowed up to $29 million interest-free from the Corporation to facilitate the purchase during the year of Class A Subordinate Voting Shares, principally for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan. This indebtedness was $18 million at December 31, 2003.

Under a Consulting Agreement dated August 1, 1994 between Magna Investments S.A., a Belgian corporation and a direct subsidiary of the Corporation, and SCo, an associate of Mr. F. Stronach, SCo provides for an annual fee certain consulting services to Magna Investments S.A. and its subsidiaries and affiliates located in Europe (excluding those in Austria). As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to New Magna Investments S.A., a Belgian corporation, effective July 26, 2001. This Consulting Agreement had an original term of five years ending July 31, 1999, with annual fees to be mutually agreed upon for each twelve (12) month contract period. The original term was subsequently extended on an annual basis, and the contract period changed to the calendar year, until December 31, 2002. In March 2003 the term of this Consulting Agreement was further extended from January 1, 2003 to December 31, 2003 for an annual fee of $22.0 million for the contract period. In March 2004 the term of this Consulting Agreement was further extended from January 1, 2004 to December 31, 2004 for an annual fee in an amount equal to 1% of the Corporation's Pre-tax Profits before Profit Sharing (less $1.5 million) for the contract period, such fee to be payable quarterly in arrears.

Effective August 1, 1997 Magna Investments S.A. and SCo entered into a Business Development Agreement under which SCo provides for an annual fee certain business development services to Magna Investments S.A. and, on behalf of Magna Investments S.A., to certain of its European affiliates (excluding those in Austria) which have contracted with Magna Investments S.A. to develop business opportunities and provide certain other services on a global basis to achieve the global business development plan of each such Magna affiliate. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Business Development Agreement was assigned to New Magna Investments S.A. effective July 26, 2001. This Business Development Agreement had an original term of five years ending July 31, 2002, with annual fees to be mutually agreed upon for each twelve (12) month contract period. In March 2002 the term of the Business Development Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002. In March 2003 the term of this Business Development Agreement was further extended from January 1, 2003 to December 31, 2003 for an annual fee of $12.5 million for the contract period. In March 2004 the term of this Business Development Agreement was further extended from January 1, 2004 to December 31, 2004 for an annual fee in an amount equal to 1% of the Corporation's Pre-tax Profits before Profit Sharing for the contract period, such fee to be payable quarterly in arrears.

Effective August 1, 1997 Magna Holding AG, an Austrian corporation and an indirect subsidiary of the Corporation, and Mr. F. Stronach entered into a Consulting Agreement under which he provides for an annual fee certain business development and other services to Magna Holding AG and, on behalf of Magna Holding AG, to its subsidiaries and affiliates in Austria. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to Magna Europa AG effective August 1, 1998. Magna Europa AG was subsequently transformed into Magna Steyr AG & Co. KG in fiscal 2001. Following a further reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was further assigned to Magna International Europe AG effective January 1, 2003. This Consulting Agreement had an original term of five years ending July 31, 2002, with annual fees to be mutually agreed upon for each contract period. In March 2002 the term of this Consulting Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002. In March 2003 the term of this Consulting Agreement was further extended from January 1, 2003 to December 31, 2003 for an annual fee of $1.5 million for the contract period. In March 2004 the term of this Consulting Agreement was further extended from January 1, 2004 to December 31, 2004 for an annual fee of $1.5 million for the contract period, such fee to be payable quarterly in advance.

Effective January 1, 2004 the Corporation has agreed to enter into a Services Agreement with S Consulting Corp. under which S Consulting Corp. is to provide certain services to the Corporation and, on behalf of the Corporation, to its affiliates and associates located outside of Europe for an annual fee in an amount equal to 1% of the Corporation's Pre-tax Profits before Profit Sharing for the contract period from January 1, 2004 to December 31, 2004, such fee to be payable quarterly in arrears.

The terms and conditions of each of the four contracts described above, including the fees to be paid during fiscal 2003 and fiscal 2004, were reviewed by the Corporate Governance and Compensation Committee and approved by the "independent" and "unrelated" directors on the Board as being in the best interests of the Corporation. See "Compensation of Directors and Executive Officers — Report on Executive Compensation" above.

On July 31, 2003, MID completed the purchase from Tesma of all of the land and buildings comprising the Tesma corporate campus, for a purchase price of Cdn.$38.2 million, following approval by the outside and "unrelated" directors of the Tesma board of directors. Tesma leased the properties back from MID for a term of twelve (12) years.

The Corporation and various of its subsidiaries lease land and buildings from MID under operating leases which the Corporation believes were effected on normal commercial terms at the time such leases were entered into. Rent and other related lease expenses paid by the Corporation and various of its subsidiaries to MID for the period from August 29, 2003 to December 31, 2003 were approximately $38 million. Prior to the spin-out of MID, which was effected as of the close of business on August 29, 2003, the MID rental and other related lease expenses were eliminated on consolidation of the Corporation's consolidated financial results. The Corporation expects that any future lease, construction or other arrangements with MID will be completed on arm's-length terms and conditions. Any material lease, construction or other arrangements with MID will be reviewed and approved by the Corporate Governance and Compensation Committee in advance of any commitments by the Corporation or any of its non-public subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Magna has adopted certain structures and procedures, in addition to its Corporate Constitution, to ensure that effective corporate governance practices are followed and the Board functions independently of management. The following describes Magna's approach to corporate governance, with specific reference to Magna's Corporate Constitution which reflects the Corporation's historical commitment to effective corporate governance practices.

Magna's Corporate Constitution

The adoption by Magna's shareholders in 1984 of the Corporate Constitution represented the formalization of Magna's corporate governance practices which had evolved over many years. During the period prior to 1984, certain specific policies were developed, described in each Annual Report to Shareholders and applied by the Board and management. These policies attempt to strike a balance between the Corporation's stakeholders — its employees, managers and investors — by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The specific inclusion of such policies in a Corporate Constitution, which has formed part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder, was (and continues to be) unprecedented to the Corporation's knowledge.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:

(1) A majority of the members of the Corporation's Board must be individuals who are not "officers or employees of the Corporation or any of its affiliates or related to such officers or employees".

(2) Shareholders are entitled to certain minimum annual dividend distributions i.e. not less than 20% of the Corporation's after-tax profits on average over a rolling three financial year basis (the "Dividend Policy").

(3)   Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4)   Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity (the ''Investment Policy'').

(5)   Certain specific distributions of pre-tax profits relating to employee profit participation (10%), to the support of social objectives (maximum 2%) and to research and development (minimum 7%) are required (the ''Distribution Policy'').

(6)   The aggregate incentive bonuses paid or payable to Corporate Management in respect of any financial year shall not exceed 6% of the Corporation's Pre-tax Profits before Profit Sharing (see ''Report on Executive Compensation'' above).

A description of each of the foregoing policies is contained in the Annual Report to Shareholders as well as the Corporation's Annual Information Form and a full description can be found in the Corporation's Articles. These policies represent another aspect of Magna's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Corporate Governance and Compensation Committee's Report on Executive Compensation (see ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' above) as well as the Employee Charter of Rights.

Applicable Governance Requirements and Guidelines

In addition to its Corporate Constitution, the Corporation is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators (the ''CSA''), the OSC, the NYSE and the SEC. Since 2001, these legislative and regulatory bodies have proposed or implemented a number of new or modified rules and regulations in the area of corporate governance. These include the new NYSE Listing Standards, the full implementation of SOX, proposed amendments to the Ontario Securities Act and related policies concerning continuous disclosure standards and the proposed replacement of the TSX Guidelines by new guidelines published by the CSA.

Commencing in fiscal 2002, the Corporate Governance and Compensation Committee engaged in a review of these initiatives and made various recommendations to the Board. The Board subsequently implemented those recommendations, including the adoption of (i) a revised Audit Committee Charter, (ii) a Corporate Governance and Compensation Committee Charter, (iii) a formal Corporate Disclosure Policy, (iv) a revised Code of Conduct and Ethics, and (v) a new Board Charter and the implementation of a Board and Committee self-evaluation process. The Corporation and the Board continue to regularly monitor those initiatives that remain at the proposal stage with a view to making appropriate changes to the Corporation's corporate governance structures and procedures as and when these initiatives are finalized and/or implemented.

The Corporation believes that a majority of the Board are ''independent'' within the meaning of both the new NYSE Listing Standards and the recently proposed CSA guidelines provided for in Multilateral Instrument 58-201 and are ''unrelated'' within the meaning of the TSX Guidelines. Accordingly, the Board has affirmatively determined the independence of nine (9) of the twelve (12) Board members. The other three (3) directors are members of management or related to the Stronach Trust.

While the Corporation is not subject to most of the new NYSE Listing Standards as it is a ''foreign private issuer'' and is also exempted from the Compensation Committee and Nominating Committee requirements as a ''controlled'' company, the Board believes that the Corporation is in substantial compliance with the new NYSE Listing Standards except for the Nominating Committee requirements and the completion of the implementation of the ''whistleblower'' process. The Board also believes that the Corporation is in substantial compliance with the applicable provisions of SOX except for certain provisions which are not applicable until 2005. A comparative review of the Corporation's current corporate governance practices relative to each of the fourteen (14) non-compulsory TSX Guidelines for effective corporate governance is included as Schedule B to this Circular.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During fiscal 2001 the Corporation renewed for a three year period commencing August 1, 2001 through July 31, 2004, an insurance policy which currently provides, amongst other coverages, for executive liability of up to U.S.$255 million (per occurrence and in the aggregate for all claims made during the policy year) for officers and directors of the Corporation and its subsidiaries, subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The premium payable in respect of the policy year August 1, 2003 to July 31, 2004 for the executive indemnification portion of this insurance policy was approximately Cdn.$939,349.

RE-APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to re-appoint Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee. Ernst & Young LLP has been the Auditor of the Corporation since February 27, 1969. The persons named in the accompanying forms of proxy will, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee to fix the Auditor's remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS AND COMMUNICATIONS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2005 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 7, 2005.

Shareholders wishing to communicate with the non-management members of the Board may do so by contacting the Lead Director through the office of the Corporation's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

OTHER MATTERS

As of the date of this Circular, management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 26, 2004 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

Frank Stronach
Interim President and
Interim Chief Executive Officer

J. Brian Colburn
Secretary

The Corporation files an annual information form with the Ontario Securities Commission and, under a Form 40-F, with the United States Securities and Exchange Commission. A copy of the most recent Annual Information Form, this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Position, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.

AUDIT COMMITTEE CHARTER/MANDATE

Purpose

(1) The Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation shall provide assistance to the Board in fulfilling its oversight responsibilities to the Corporation's shareholders with respect to the integrity of the Corporation's financial statements and reports and financial reporting process. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent Auditor, the internal auditors for the Corporation (the "Internal Auditors") and management of the Corporation and monitor their performance, recognizing that the independent Auditor is ultimately responsible to the Committee, the Board and the shareholders of the Corporation.

Organization

(2) The Committee shall be composed of not less than three (3) nor more than five (5) members, each of whom shall be financially literate and shall have such accounting or financial management expertise as is required to comply with applicable law and the applicable rules and regulations of the Ontario Securities Commission ("OSC"), the United States Securities and Exchange Commission (the "SEC"), The New York Stock Exchange ("NYSE") and any other applicable regulator or authority from time to time. Each of such members shall meet the independence standards required by the applicable rules of the OSC, the SEC, the NYSE and any other applicable regulatory authorities which are in effect from time to time. No member of the Committee shall serve as a member of the audit committees of more than three other boards of directors of other public companies. The Board shall annually appoint the members of the Committee who shall appoint a Chairman from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

(3) A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.

(4) Meetings of the Committee shall be called by the Chairman of the Committee, and may be called by any member of the Committee, by the Chairman, a Vice-Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Corporation, by the head of the Corporation's Internal Audit Department or by the independent Auditor of the Corporation.

(5) Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the independent Auditor, the Chairman, the Chief Executive Officer, the President, any Vice-Chairmen and the Chief Financial Officer of the Corporation, as well as the head of the Internal Audit Department and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting. The Secretary of the Committee will keep minutes of the Committee and such minutes will be retained in the corporate records of the Corporation. The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

(6) In addition to any meeting of the Committee called pursuant to Section 4 above, the Committee shall meet with management and the independent Auditor of the Corporation within:

(a) sixty (60) days, or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") as well as the results of the independent Auditor's review of the financial results for such quarter and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation's required regulatory filings for such quarter; and

(b) ninety (90) days, or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation's shareholders as required by applicable law and their inclusion in the Corporation's Annual Report and other required regulatory filings.

In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the independent Auditor.

(7) For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with management, any employee of the Corporation, the Internal Audit Department staff, the independent Auditor or any advisors to the Corporation as well as the right to inspect all books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and any other matters relating to the financial position of the Corporation with the employees, management, the independent Auditor and other external advisors of the Corporation as well as the Internal Auditors.

(8) The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee's duties and responsibilities.

Duties and Responsibilities

(9) With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation's accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another standing Board committee or retained by the Board.

In carrying out the Committee's responsibilities, the Committee shall:

(a) be directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, including resolution of disagreements between management and the independent Auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation;

(b) pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the independent Auditor in respect of the provision of (i) all audit, audit-related, review or attest engagements required by applicable law and (ii) all non-audit services permitted to be provided by the independent Auditor in accordance with applicable law and the rules of the OSC, SEC and any other applicable regulatory authority;

(c) review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates) and discuss the external audit with the independent Auditor;

(d) evaluate the performance, quality control procedures and efficiency of the independent Auditor in carrying out its responsibilities, review the experience and qualifications of the independent Auditor team, make annual recommendations to the Board as to the appointment or re-appointment of the independent Auditor and need for rotation of the independent Auditor (if any) and review such Auditor's independence, including the receipt at least annually of a disclosure report from the independent Auditor regarding the Auditor's independence as required by Independence Standards Board Standard No. 1, ''Independence Discussions with Audit Committees'', or other applicable regulatory requirements;

(e) satisfy itself generally that there is a good working relationship between management and the independent Auditor, review any management letters, schedule of unadjusted differences or other reports of the independent Auditor and discuss any material differences of opinion between management and the independent Auditor;

(f) satisfy itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, meet with and review significant reports of the Internal Auditors and the independent Auditor relating to such internal controls and review the appointment, termination and replacement of the senior management of the Internal Auditors, the scope of the Internal Auditor's work plan and the overall performance, staffing and resources of the Internal Auditors;

(g) review annually management's assessment and report relating to the effectiveness of the Corporation's internal financial controls and procedures in respect of each fiscal year of the Corporation, as well as the independent Auditors' attestation of such assessment in each case when required under applicable law;

(h) review the (i) selection, use and quality of application of, and proposed material changes to, critical accounting principles and practices and related judgments, and (ii) alternative GAAP treatments for policies and practices relating to material items, including the ramifications of such alternative disclosures or treatments and any recommended treatment, to ensure that the critical accounting policies and practices and GAAP treatments adopted are appropriate and consistent with the Corporation's needs and applicable requirements, and discuss the same with the independent Auditor;

(i) review with management and the independent Auditor any issues raised by regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting or auditing practices;

(j) review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the Corporation, review the disclosure of all insider and related party transactions and monitor compliance with the Corporation's Code of Conduct which may be in effect from time to time;

(k) satisfy itself that there is an agreed course of action leading to the resolution of significant unsettled issues that do not affect the audited financial statements (e.g. disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), if any;

(l) assess with management the Corporation's material risk exposures and the Corporation's actions to monitor and control such exposures;

(m) review and approve the hiring of former employees of the independent Auditor who were engaged on the Corporation's account within the last three years prior to such hiring;

(n) review all material off-balance sheet transactions and the related accounting presentation and disclosure;

(o) discuss with the independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

(p) review and assess this Audit Committee Charter annually and make recommendations to the Board for such changes to the Charter as the Committee shall consider necessary or desirable;

(q) prepare the Audit Committee report in the form and at the time required by the applicable rules of the OSC, SEC, NYSE or other applicable regulatory authorities which are in effect from time to time for inclusion in the Corporation's Annual Report, Annual Information Form and/or information circular/proxy statement;

(r) review and approve in advance all non-audit services otherwise permitted at law to be provided by the independent Auditor to the Corporation, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee or such other members of the Committee that it deems appropriate certain pre-approval authority. Any such approval granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

(s) review and, where appropriate, approve all public disclosure documents of the Corporation containing financial information or forecasts of the Corporation prior to its release, including all press releases containing such information or forecasts;

(t) establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, and auditing matters, and (ii) the confidential, anonymous submission of complaints by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(u) perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation's articles and by-laws, applicable law or applicable regulatory agencies.

(10) Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of management, the Internal Auditors and the independent Auditor. This Charter has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation's compliance with applicable laws or regulations; however, nothing in this Charter is intended to expand applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES — TSX GUIDELINES

Following is a statement of the Corporation's existing corporate governance practices with specific reference to the existing TSX Guidelines.

Item 1 of the TSX Guidelines:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

The Board oversees the Corporation's business and affairs, supervises the day-to-day conduct of business by senior management, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets. In order to formalize its role and responsibilities, the Board has approved a charter (mandate) which, in addition to the items noted below, clarifies the Board's role and responsibilities and sets out other requirements relating to the Board's size, composition and independence, the administration of the Board (including guidance as to matters to be approved by the Board), committee structure, and oversight responsibilities concerning the compensation and evaluation of corporate management.

The Board holds regularly scheduled Board meetings on a quarterly basis, with additional meetings scheduled when required. Separate strategic planning and business plan review meetings are also held each fiscal year. See ''Board of Directors — Board'' in the attached Circular. In addition, there is continued communication between senior management and Board members on an informal basis and through Committee meetings.

The TSX Guidelines emphasize the ''stewardship'' responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identify five matters which are regarded as the principal responsibilities to be discharged by a board. These matters, which are in addition to the Board's legal obligations under the *Business Corporations Act* (Ontario), are each considered below.

Adoption of a Strategic Planning Process. For many years the Corporation has had a strategic planning process which directly involves the Board. Prior to the commencement of, or in the first month of, each financial year, the Board participates in two meetings with management. At the first meeting, specific product strategies and three-year business plans at both the corporate and group levels are presented by corporate and group management. This meeting is followed by a second meeting devoted solely to strategic planning in which future trends and risks over a seven to ten year horizon are jointly identified. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the strategic planning meeting. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification and Management of Principal Risks. By means of both the annual strategy meeting and planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed. For example the Board and management developed a corporate strategy to significantly expand its operations outside the United States and Canada commencing in fiscal 1994 in response to the historical cyclicality of the North American auto industry and the continued trend to the development of global automotive markets. More recently, the Board approved the creation of two new global groups, Magna Interiors (now called Intier Automotive Inc.) and Magna Steyr, in order to meet the global requirements of the Corporation's OEM customers. The spin-off of Intier as a separate public company in August 2001 was subsequently approved by the Board pursuant to the Corporation's spin-off policy. In fiscal 2003, following the recommendation of a special committee, the Board approved the spin-off of MI Developments Inc. (including Magna's interest in Magna Entertainment Corp.) to its shareholders. Early in fiscal 2004, the new Magna Drivetrain Group was created, the core of which consists of the former Magna Steyr Powertrain subgroup, together with new drivetrain business which had recently been awarded. In addition, both the Audit Committee and the Health and Safety and Environmental Committee play a role in identifying and implementing monitoring and other systems to deal with the risks which fall within their respective mandates. See ''Audit Committee and Audit Committee Report — Audit Committee'' and ''Board of Directors — Board Committees'' in the attached Circular.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. The Corporation's long-established policy of profit-based incentive compensation has continued to be implemented by the Corporate Governance and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' in the attached Circular. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the Committee are involved in management succession and manpower planning issues. The Chief Executive Officer also reviews management succession and development with the Committee as part of the annual compensation review process, both of which remain key objectives for fiscal 2004. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. The Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public. The Corporation's investor communications personnel are responsible for responding to all shareholder communications and for the operation of the Corporation's investor communications program. This program includes quarterly open conference calls/webcasts to present the financial results for each quarter and the complete financial year, industry analyst meetings and meetings with institutional shareholders. Extensive presentations are made at each Annual Shareholders Meeting which explain the Corporation's business results for the prior financial year and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents and has adopted a Corporate Disclosure Policy which sets forth certain formal procedures relating to the review and disclosure of material non-public information. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by the Corporation's Employee Relations Department, particularly the management of its unique Employee Charter. This program includes monthly employee communications meetings, the publication of a monthly newsletter (Magna People) and an employee annual report as well as the maintenance of an employee hotline, divisional employee advocates and divisional fairness committees to directly address individual employee concerns.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit Committee and Health and Safety and Environmental Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in their delegated areas. Both the Audit Committee and Health and Safety and Environmental Committee meet quarterly prior to each quarterly Board meeting. See ''Board of Directors — Board Committees'' in the attached Circular for a description of Committee charters and membership. Also see Item 13 below.

Items 2 and 3 of the TSX Guidelines:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The application of the definition of ''unrelated director'' to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In addition to the TSX Guidelines, the new NYSE Listing Standards require that a majority of the Board be comprised of ''independent'' directors. In order to qualify as ''independent'', the Board must affirmatively determine that the director has no material relationship with the Corporation, either directly or indirectly. The new NYSE Listing Standards also specify a number of specific relationships that will, if applicable, preclude a determination of ''independence'' for a director (which the Board considered during the analysis of ''independence'' described below).

Also, as previously described, the Corporate Constitution of the Corporation requires that a majority of the Corporation's Board be comprised of individuals who are not officers or employees of Magna or any of its affiliates, nor persons related to such officers or employees.

In order to assess the Corporation's compliance with the TSX Guidelines, the Corporate Constitution and the new NYSE Listing Standards, the Board has considered the circumstances of each of the members of the Board and has affirmatively determined that nine (9) of the twelve (12) current Board members (Messrs. Fike, Harris, Lumley, Mangold, Muhr, Randa, Resnick, Richardson and Vranitzky) are ''independent'' within the meaning of the new NYSE Listing Standards and ''unrelated'' within the meaning of TSX Guidelines (2) and (3), as they are ''free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding'' in the case of the TSX Guidelines and are free from any material relationship with the Corporation in the case of the new NYSE Listing Standards, and have no interests in or relationship to a significant shareholder, including the Stronach Trust.

Since Mr. Fike has not been employed by, or performed consulting services for, the Corporation for more than four (4) years, the Board determined him to be ''independent'' and ''unrelated''. While the investment banking firm employing Mr. Lumley performs banking and investment banking services for Magna and its public subsidiaries from time to time, these assignments are made on a competitive basis and/or as part of a syndicate and approved by the Board (with Mr. Lumley having declared his interest and abstained from voting) in the case of the Corporation or by the board of directors of the relevant public subsidiary. While the bank employing Dr. Randa performs banking services in Europe for Magna and its subsidiaries from time to time, these are also provided on a competitive basis. The Board has determined that both of these relationships and/or services are neither ''material'' to Magna nor to the provider of the services and they do not interfere with or compromise such directors' ''ability to act with a view to the best interests of the Corporation''. Dr. Mangold was employed by the Corporation's largest customer, DaimlerChrysler AG until December 2003 and currently provides consulting services to it. The Board believes that his past and present relationship is beneficial for Magna because of his experience in the global automotive industry and has determined that this relationship will not materially interfere with his ''ability to act with a view to the best interests of the Corporation''. Messrs. Harris, Muhr, Resnick, Richardson and Vranitzky have no direct or indirect relationship with the Corporation.

The other three (3) Board members are considered by the Board to not be ''independent'' or ''unrelated'', Messrs. Gingl and Wolf being members of management and Mr. F. Stronach being an officer of the Corporation and a trustee of, and therefore related to, the Stronach Trust. The Stronach Trust is a significant shareholder by virtue of its voting control of Magna through its Class B shareholdings. See ''Voting Securities and Their Principal Holders'' in the attached Circular. None of the nine (9) ''independent'' and ''unrelated'' directors have interests in or relationships with the Stronach Trust and the Board therefore believes that the Board's composition appropriately reflects the investment in Magna by its shareholders other than the Stronach Trust.

Item 4 of the TSX Guidelines:

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

While Magna has not established a separate nomination committee, Magna believes that the nomination of directors (within the requirements established by the Corporate Constitution) can be effectively dealt with by (1) the ''independent'' and ''unrelated'' directors on the Board due to its relatively small size, (2) the Audit Committee or Corporate Governance and Compensation Committee, both of which are composed entirely of outside directors, all of whom are ''independent'' and ''unrelated'', or (3) the Lead Director who is also ''independent'' and ''unrelated''.

Item 5 of the TSX Guidelines:

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

During 2003 Magna implemented a formal self-assessment process for assessing the effectiveness of the Board as a whole and its committees. The Corporation's Lead Director is responsible for leading this process on an annual basis.

Item 6 of the TSX Guidelines:

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Magna ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by shareholders or appointment by the Board, as applicable. This includes an orientation manual as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election or appointment to the Board, Board members routinely accept standing invitations to visit operational facilities and engage in discussions with individual corporate or operational managers. In addition, Board members are encouraged to participate in programs provided by the Institute of Corporate Directors and others as well as to participate in educational programs provided by the ICD Corporate Governance College at the University of Toronto or the equivalent program at McMaster University.

Item 7 of the TSX Guidelines:

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Corporation's Board currently consists of twelve (12) members. Magna has historically maintained a functional Board of between nine (9) and fourteen (14) in order to facilitate effective and efficient decision making. While there are no specific criteria for Board members, the Corporation attempts to maintain a diversity of personal experience and background, particularly amongst the ''unrelated'' and ''independent'' directors.

Item 8 of the TSX Guidelines:

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of Magna are currently paid certain annual retainer and per meeting and other fees referred to under ''Compensation of Directors and Executive Officers — Directors' Compensation'' in the attached Circular. Magna reviews the form and adequacy of these compensation levels every two years relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member. These fees were last revised effective January 1, 2004.

Item 9 of the TSX Guidelines:

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Magna has established three (3) standing Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees include an Audit Committee, a Corporate Governance and Compensation Committee and a Health and Safety and Environmental Committee. See ''Board of Directors — Board Committees'' and ''Audit Committee and Audit Committee Report'' in the attached Circular. All of the members of these committees currently consist solely of ''independent'' and outside and ''unrelated'' directors. Ad hoc Board committees, including special committees, have also been established from time to time to carry out a specific function delegated by the Board. Members of ad hoc or special committees generally consist solely of ''independent'' and outside and ''unrelated'' directors depending on the nature of the matter under consideration.

Item 10 of the TSX Guidelines:

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has assigned to the Corporate Governance and Compensation Committee the responsibility for developing the Corporation's approach to governance issues, for assessing the effectiveness of its system of corporate governance as a whole and for its response to the TSX Guidelines. During 2002 and 2003 the Corporate Governance and Compensation Committee made certain recommendations, following its review of various governance initiatives, and the Board subsequently implemented these recommendations. See ''Statement of Corporate Governance Practices'' in the attached Circular.

As mentioned above, the Corporate Governance and Compensation Committee consists solely of ''independent'' and outside and ''unrelated'' directors.

Item 11 of the TSX Guidelines:

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board currently has no formal policy or ''position description'' setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval; however, there is a clear understanding between management and the Board through historical Board practice and accepted legal practice that all transactions or other matters of a material nature must be presented by management for approval by the Board. As previously indicated, the Board has also adopted a Board Charter setting forth certain items which require Board approval. In addition, each committee does have either a formal written charter (mandate) or authorizing resolution outlining such committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains residual authority.

The Board has not developed a formal position description or mandate for the Chief Executive Officer, nor specific written corporate objectives which the Chief Executive Officer is responsible for meeting; however, there is regular discussion between the Board, the Corporate Governance and Compensation Committee, the Lead Director, the Chairman and the Chief Executive Officer with respect to the performance of the Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Corporate Governance and Compensation Committee also considers the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and generally reviews the performance of other senior managers with the Chief Executive Officer during each financial year. See ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' in the attached Circular.

Item 12 of the TSX Guidelines:

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the ''lead director''. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

As previously indicated, the primary legal mechanism implemented by Magna to ensure Board independence from management is the outside director requirement in the Corporate Constitution, the existence of a majority of what the Board has determined are ''independent'' and ''unrelated'' directors and the role of the Lead Director.

Mr. F. Stronach has been the Chairman of the Board since 1971 reflecting his position as the founder of a predecessor of the Corporation in 1957. Following the resignation of Ms. Belinda Stronach as President and Chief Executive Officer on January 20, 2004, Mr. Stronach also became Interim President and recently, Interim Chief Executive Officer. Due to the foregoing relationship and his relationship with Stronach & Co., he is not a non-executive Chairman. See ''Interests of Management and Other Insiders in Certain Transactions'' in the attached Circular.

Mr. Edward C. Lumley was appointed in early 2003 as the Lead Director of the Board in replacement for Mr. Davis who had served as the Lead Director since August 1996. The Lead Director's duties include representing the Corporation's ''independent'' and outside and ''unrelated'' directors in discussions with senior management on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management and performing such other duties and responsibilities as are delegated by the Board from time to time.

In addition, the Corporation believes that its current Board size facilitates direct and immediate communication between the ''independent'' and ''unrelated'' directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

In the past year, the ''independent'' and ''unrelated'' directors on the Board as well as the Audit Committee and the Corporate Governance and Compensation Committee have regularly met independently of management and any ''related'' directors.

Item 13 of the TSX Guidelines:

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Corporation's Audit Committee has for many years been composed of three (3) ''independent'' and ''unrelated'' directors and has the responsibilities contained in its recently revised Charter as described under ''Audit Committee and Audit Committee Report'' in the attached Circular. As part of its mandate, the Audit Committee satisfies itself that the Corporation has an adequate and effective system of internal financial and accounting controls and reviews annually management's assessment and report relating to the effectiveness of the Corporation's internal financial controls and procedures. The Audit Committee meets regularly following the conclusion of each fiscal quarter and the Corporation's year-end, at which time members of the Audit Committee engage in direct communications with the Corporation's internal and external auditors and its financial management and review the financial statements, MD&A and any proposed guidance. Such communications involve a regular assessment of the adequacy of the Corporation's internal and external financial reporting, internal controls and audit processes, as well as a review and discussion of specific issues as circumstances warrant. During each such meeting, the Audit Committee engages in *in camera* discussions with each of the internal auditor, the external auditor and representatives of the Corporation's senior financial management so as to cultivate frank and open discussions with each of these groups. During 2003 the Audit Committee was actively involved with management and the internal audit staff in preparing for and developing processes in order to permit the Corporation to meet the SOX 404 and the recently proposed equivalent Canadian requirements relative to internal controls commencing in 2005. See ''Audit Committee and Audit Committee Report'' in the attached Circular.

Item 14 of the TSX Guidelines:

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Board Committees are empowered pursuant to their Charters or authorizing resolutions to engage outside advisors at the Corporation's expense where required in the course of their duties and have done so from time to time. The Board and Lead Director would also consider requests to retain outside advisors at the Corporation's expense by individual directors or Committee members on their respective merits at the time that any such request was made.

